SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A

                                Amendment No. 1

                   Under the Securities Exchange Act of 1934




                            LYNX THERAPEUTICS, INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.001 per share
- ---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  551812 30 8
                               -----------------
                                 (CUSIP Number)


William K. Hoskins, Esq.                         Harry R. Benz
General Counsel                                  Hoechst Corporation
Hoechst Marion Roussel, Inc.                     Route 202-206
10236 Marion Park Drive                          P.O. Box 2500
Kansas City, Missouri 64137-1405                 Somerville, NJ 08876-1258
(816) 966-4000                                   (517) 636-1000
- ---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                October 2, 1995
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4)(i)(A) or (B), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ X ].


                                  Page 1 of 6

                           Exhibit Index is at Page 4

CUSIP No.  551812 30 8
___________________________________________________________________________

1)   Name of Reporting Person and its         Hoechst Marion Roussel, Inc.
     I.R.S. Identification Number                 44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                (a)[   ]
     a Member of a Group                                         (b)[ X ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                                  WC
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                               [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                              400,000*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                         400,000*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                           400,000*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     14.6%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Does not include an undetermined number of shares the reporting person is obligated to purchase upon the happening of a future event - see Item 3.

CUSIP No.  551812 30 8
___________________________________________________________________________

1)   Name of Reporting Person and its              Hoechst Corporation
     I.R.S. Identification Number                  22-1862783
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[ X ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                         Not applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                              400,000*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                         400,000*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                           400,000*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     14.6%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Does not include an undetermined number of shares the reporting person is obligated to purchase upon the happening of a future event - see Item 3.

This Amendment to Schedule 13D is filed solely to reflect the incorporation by reference of certain documents.


The EXHIBIT INDEX of this Schedule 13D is amended to read as follows:



                                 EXHIBIT INDEX


Exhibit No.         Description                                  Page No.
- -----------         ------------                                 ---------

   99.A Series D Convertible Preferred Stock Purchase Agreement dated as of October 2, 1995, by and between HMRI and the Issuer (incorporated by reference from Exhibit 10.29 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1995)

   99.B Technology Development and Services Agreement dated as of October 2, 1995, by and among Hoechst AG, HMRI, and the Issuer (incorporated by reference from Exhibit 10.28 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1995)

   99.C Amended and Restated Investor Rights Agreement dated as of November 1, 1995, by and among the Issuer, HMRI, and the purchasers of the Issuer's Series B Convertible Preferred Stock and Series C Convertible Preferred Stock (incorporated by reference from Exhibit 10.30 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1995)

   99.D        Agreement to File Jointly by and between HMRI          11
               and HCorp dated March 21, 1996

   99.E        Information concerning directors and officers          12
               of HMRI

   99.F        Information concerning directors and executive         13
               officers of HCorp and Hoechst AG.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST MARION ROUSSEL, INC.



Date: April 10, 1996                    By:  /s/ Charles D. Dalton
                                             Charles D. Dalton
                                             Vice President,
                                             Assistant General Counsel,
                                             and Assistant Secretary

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST CORPORATION



Date:  April 10, 1996                   By:  /s/ David A. Jenkins
                                             David A. Jenkins
                                             Vice President, General
                                             Counsel and Secretary